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SEC
Mail Processing
Section

MAR 0 1 2021

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11000 Broken Land Parkway

(No. and Street)

Columbia	MD	21044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP

(Name – if individual, state last, first, middle name)

7501 Wisconsin Ave.	Bethesda	MD	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☑ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna Zelinsky _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Equities, Inc. _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President & Chief Compliance Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of
Enterprise Ownership, Inc.)
SEC ID#: 8-43068**

**Financial Statements (With Supplementary
Information) and Report of Independent
Registered Public Accounting Firm**

December 31, 2020

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Index

CohnReznick LLP
cohnreznick.com



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Enterprise Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enterprise Equities, Inc., as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Enterprise Equities, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Enterprise Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II, and IV has been subjected to audit procedures performed in conjunction with the audit of Enterprise Equities, Inc.'s financial statements. The supplemental information is the responsibility of Enterprise Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as Enterprise Equities Inc.'s auditor since 2003.

Bethesda, Maryland
February 12, 2021

2

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Financial Condition
December 31, 2020

<u>Assets</u>

Cash	$	39,134
Due from Enterprise Community Investment, Inc., net		107,451
Prepaid expenses and other assets		37,342
Prepaid franchise taxes		5,126
Total assets	$	189,053

<u>Liabilities and Stockholder's Equity</u>

Liabilities	$	-
Stockholder's equity		
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		139,053
Total stockholder's equity		189,053
Total liabilities and stockholder's equity	$	189,053

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Income
Year Ended December 31, 2020

Revenue		
Consulting fee income	$	823,712
Total revenue		823,712
Operating expenses		
Payroll and benefits		727,404
Other operating expenses		38,620
Licenses and membership fees		36,741
Professional fees		20,861
Total operating expenses		823,626
Income before taxes		86
Franchise tax expense		86
Net income	$	-

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2019	$ 1,000	$ 49,000	$ 139,053	$ 189,053
Net income	-	-	-	-
Balance, December 31, 2020	$ 1,000	$ 49,000	$ 139,053	$ 189,053

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities		
Changes in assets and liabilities		
Increase in prepaid expenses and other assets		(4,860)
Increase in prepaid franchise taxes		(219)
Increase in due from Enterprise Community Investment, Inc., net		(48,119)
Net cash used in operating activities		(53,198)
Cash, beginning of year		92,332
Cash, end of year	$	39,134
Supplemental disclosure of cash flow information		
Payments made for franchise taxes	$	325

See Notes to Financial Statements.

6

Note 1 - Organization and summary of significant accounting policies
Organization and business

Enterprise Equities, Inc. ("we", "us", or "Company") is incorporated in the State of Delaware and is a wholly-owned subsidiary of Enterprise Ownership, Inc. ("EOI"). Enterprise Community Investment, Inc. ("Enterprise") a 501(c)(4) social welfare organization is the sole stockholder of EOI. Enterprise Community Partners, Inc., a 501(c)(3) not-for-profit publicly supported charitable foundation, is the sole stockholder of Enterprise.

We were established as a captive broker-dealer registered with the Securities and Exchange Commission ("SEC") for the purpose of selling direct participation equity interests in real estate limited partnerships. We are a member of the Financial Industry Regulatory Authority ("FINRA"). Our business is conducted primarily through Enterprise, as we have no employees of our own.

We are a registered FINRA Broker Dealer in 31 states throughout the United States of America and the District of Columbia.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenue and expenses recognized during the reporting period. Actual results could differ from those estimates.

Consulting fee income

Effective January 1, 2018, we adopted new guidance related to the recognition of revenue from contracts with customers. The Company recognizes revenue upon the transfer of services to its customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those services.

The services provided by the Company are not distinct; rather they are a bundle whose services are highly interrelated and not separately identifiable from other promises in the contract. Therefore, there is only one performance obligation in the contract which is the provision of the services outlined in the consulting agreement with Enterprise. The transaction price is allocated to the services as they are performed and is quantified on a cost-reimbursement basis. In addition to the broker-dealer services, the Company is reimbursed for third-party costs as incurred. Accordingly, consulting fee income is recognized as the services are provided and the costs are incurred, determined on a cost-reimbursement basis.

Recently issued accounting pronouncements
During 2020, we adopted new guidance related to the accounting for expected credit losses. The change in accounting under the new guidance requires the financial statements to reflect management's current estimate of expected credit losses as opposed to previous guidance which delayed recognition until the loss was probable. The new guidance is applicable to almost all financial assets that provide a contractual right to receive cash. The Company's receivables fall under this new guidance as they are considered financial instruments that provide a contractual right to receive cash. Management has evaluated the collectability of these receivables (as identified in Note 5) and deemed that there is no impact to the financial statements.

Note 2 - Taxes
We have an unwritten tax-sharing agreement with EOI. Pursuant to the unwritten tax-sharing agreement, we are included in the consolidated federal income tax return filed by EOI, and we pay or receive an amount equal to the federal income tax expense or benefit we would have recognized had we filed a separate federal income tax return. As we have no federal taxable income or loss, there has been no payment made or received for the year ended December 31, 2020.

The Company incurs franchise taxes imposed by individual states which are not based on income. Franchise tax expense incurred for the year ended December 31, 2020 was $86.

Our federal tax returns, including those filed as part of the consolidated Enterprise or EOI returns, remain subject to examination for 2017 and subsequent years. We also generally remain subject to the examination of our various state income tax returns for a period of four to five years from the date the return was filed.

In accordance with the accounting guidance for uncertainty in income taxes, we have examined the likelihood that our tax positions would be challenged in an audit conducted by the taxing authorities. We believe that it is more likely than not that our tax positions would withstand audit, and as a result, we have recorded no liability for taxes, interest or penalties that result from uncertain tax positions.

Note 3 - Net capital requirement
We are required to comply with the Uniform Net Capital Rule of the SEC. This rule prohibits us from engaging in any securities transaction should "aggregate indebtedness" exceed 15 times "net capital" as those terms are defined in the rule, or if net capital falls below the required amount of $5,000. We may declare dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded. At December 31, 2020, our net capital was $39,134, which was $34,134 in excess of the minimum requirement of $5,000.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Notes to Financial Statements
December 31, 2020

Note 4 - Exemption from Rule 15c3-3

We are claiming an exemption under Rule 15c3-3(k)(2)(i) from the requirements of computing the reserve requirements and presenting information for possession or control requirements. As of December 30, 2020, the Company will no longer claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. As of such date, the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

Note 5 - Related party transactions

We have a Services and Expense Sharing Agreement with Enterprise, under which we provide advice to Enterprise with respect to structuring real estate transactions and offerings designed to promote and develop affordable housing. Costs incurred by us for the benefit of Enterprise are charged to Enterprise. During the year ended December 31, 2020, these costs totaled $823,712. The agreement with Enterprise will continue until terminated by either us or Enterprise with 60 days' notice.

As we have no employees of our own, personnel costs are paid for by Enterprise, and we reimburse Enterprise or its affiliates for the costs incurred on behalf of us. Payroll, benefit and other operating costs are allocated to us based on the time spent in performing these activities by Enterprise's employees. As of December 31, 2020, $107,451 is due from Enterprise.

Note 6 - Major customer

Our sole source of revenue is derived from consulting fees related to the structuring of direct participation equity interests in real estate limited partnerships for Enterprise via our Services and Expense Sharing Agreement with Enterprise as identified in Note 5.

Note 7 - Contingency

The World Health Organization declared the novel strain of coronavirus ("Covid-19") a global pandemic on March 11, 2020, and recommended containment and mitigation measures worldwide. As of December 31, 2020, the Company currently remains operational. Management continues to monitor the results of operations to evaluate the economic impact of the pandemic on the Company. Management is actively working to identify and mitigate financial, operational, liquidity and mission-related risks related to this pandemic.

Note 8 - Subsequent events

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after

the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 12, 2021 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred, other than the subsequent event described in Note 7, that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

COMPUTATION OF NET CAPITAL

<u>Line</u>

1. Total ownership equity from statement of financial condition	$	189,053
5. Total capital and allowable subordinated liabilities		189,053
6. Deduction: Nonallowable assets		(149,919)
10. Net capital	$	39,134
11. Minimum net capital required (6 2/3% of aggregated indebtedness)	$	-
12. Minimum net capital requirement of reporting broker-dealer	$	5,000
13. Net capital requirement	$	5,000
14. Excess net capital	$	34,134

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$	-
20. Percentage of aggregate indebtedness to net capital		0%

There are no differences between this computation and that filed by us on SEC Form X-17A-5 as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule through December 30, 2020.

As of December 30, 2020, the Company will no longer claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

See Report of Independent Registered Public Accounting Firm.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule IV - Information Relating to Possession or Control Requirements Under Rule
15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule through December 30, 2020.

As of December 30, 2020, the Company will no longer claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

See Report of Independent Registered Public Accounting Firm.